Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: May 17, 2021

Faraday Future Enhances FF 91’s Voice Controls and Rear-Seat Video Conferencing Capabilities

FF 91’s Rear Seat Passengers Can Conduct Meetings Through a Webcam Conferencing Feature on the Voice Activated, Industry-Exclusive 27-Inch Rear Passenger Display

Los Angeles, CA (May 17, 2021) – Faraday Future (“FF”), a California-based global shared intelligent mobility ecosystem company, today announced that its class defining ultimate-intelligent tech-luxury electric FF 91 will now have additional passenger-focused features available at launch. Rear seat passengers in the FF 91 will lower and raise the unique 27-inch Rear Passenger Display (RSD) with a simple voice command and also have the ability to conduct in-vehicle video conferencing while commuting.

FF believes the AI-enhanced voice experience will lead the future of connected vehicle interactions. FF is immersing its first-party voice assistant, the FFAI, deeply into the vehicle OS, enabling it to work continually with as many user touchpoints as possible. Carrying this mission forward, rear-seat passengers will now be able to use this voice experience to lower and raise the 27-inch RSD that descends from the cabin roof with simple commands.

FF 91 is also equipped with in-cabin-facing cameras that support videoconferencing features. When the RSD is turned on, users can access their contacts through conferencing applications to keep connected with friends, family, or business associates while on the road. The applications will run natively on the in-vehicle computer and be mirrored to the users’ mobile devices for remote control.

FF 91’s initial design phase for the rear passenger experience sought to create a conduit between the home and office, the third internet living space. The rear passenger experience in FF 91 is more than simple transportation from Point A to Point B. With enabled videoconferencing, passengers can now experience a level of comfort, enjoyment, and resourcefulness that until now has not existed in a passenger vehicle.

“FF will deliver the latest and most advanced user-focused capabilities in the FF 91. These voice control and video conferencing upgrades are a crucial part of our third-internet living space experience,” said Hong Rao, Vice President, I.A.I at FF. “We continually seek out and discover new ways to enhance both the user and the unique mobility experience of the FF 91, and with these features, we believe our users will truly benefit from the advanced technology we are incorporating into our vehicles.”

FF is currently preparing to merge with Property Solutions Acquisition Corp. (“PSAC”) (NASDAQ: PSAC), a special purpose acquisition company (SPAC). The previously announced merger, expected to close in the second quarter of 2021, will result in the combined company listing on the Nasdaq Stock Market under the new ticker symbol “FFIE”. FF’s flagship electric vehicle (“EV”) – FF 91 – is planned to be launched within 12 months of the closing of the merger.

As the only next-gen intelligent internet EV product, the FF 91 will deliver a unique intelligent Internet electric mobility experience which combines extreme technology, ultimate user-experience, and a holistic ecosystem. Featuring an industry-leading 1,050 horsepower, and a 130-kWh battery with submerged liquid cooling technology, FF 91 achieves 0-60 mph in less than 2.4 seconds.

Combined with a unique rear-seat intelligent Internet system, FF 91 delivers internet connectivity at high speed via its super mobile AP, achieves the industry's largest reclining seat angle of 60 degrees through its zero-gravity rear seats, and provides a revolutionary user experience designed to create a mobile, connected, intelligent, and luxurious third Internet living space and user mobility ecosystem platform.

Users can reserve an FF 91 now at: https://www.ff.com/us/reserve.

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

FOLLOW FARADAY FUTURE:

https://www.ff.com/

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www.linkedin.com/company/faradayfuture

ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the NASDAQ under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 that includes a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. Upon completion, the proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Annual Report on Form 10-K for the period ended December 31, 2020, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination is set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/consent solicitation statement/prospectus that PSAC has filed with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Contacts:

For Faraday Future

Investors:

IR@faradayfuture.com

Media:

media@faradayfuture.com

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